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                             Statement of Work (SOW)

                                    Exhibit B
                             Statement of Work (SOW)

                                      V 7.0


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DOCUMENT INFORMATION

Project Manager :               Gil Tal

Customer Project
Manager :                       Na'ama Halperin

Prepared by:

Document Version
No:                             V7.0

Preparation Date:               26/10/2003


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INDEX

DOCUMENT INFORMATION...............................................    1
DOCUMENT INFORMATION...............................................    2
INDEX..............................................................    3
1       GENERAL ...................................................    4
DEFINITIONS .......................................................    4
2       MANAGEMENT SUMMARY ........................................    7
2.1     GENERAL....................................................    7
2.2     INTRODUCTION TO IT SERVICE MANAGEMENT / IT
         INFRASTRUCTURE LIBRARY....                                    7
        THE PICTURE SHOWS THE PRINCIPLE ITSM REFERENCE MODEL.......    9
2.3     GENERAL TERMS..............................................    9
3       SERVICE LEVEL MANAGEMENT ..................................   10
4       AVAILABILITY MANAGEMENT ...................................   12
5       INCIDENT MANAGEMENT .......................................   13
5.1     PROCESS DESCRIPTION........................................   16
5.2     SUPPORT WORKFLOW...........................................   21
5.3     SUPPORT WORKFLOW CHART.....................................   22
5.4     ESCALATION PROCESS.........................................   26
5.5     CALL FLOW..................................................   26
5.6     BUSINESS APPLICATION HELP DESK.............................   30
5.7     TICKETING SYSTEM MANAGEMENT................................   30
5.8     REMOTE AND TRAVELING END-USERS.............................   33
5.9     EMERGENCY ESCALATION PROCESS...............................   34
5.10    ADOPTING HP-OMS RECOMMENDATIONS- [MICHAEL: TO BE REVIEWED].   38
6       SERVICE COMPONENTS ........................................   39
6.1     SOFTWARE SUPPORT AND MIANTEINACE...........................   42
6.2     WES ENVIRONMENT SUPPORT....................................   42
6.3     HARDWARE SUPPORT...........................................   45
6.4     SERVERS ENVIRONMENT........................................   45
   6.4.1   Backup .................................................   46
   6.4.2   General System Administration ..........................   47
   6.4.3   Web servers: ...........................................   47
6.5     MAIL ADMINISTRATION........................................   48
6.6     LAN/ WAN MANAGEMENT........................................   48
6.7     UNIX SUPPORT AND ADMINISTRATION............................   49
6.8     STORAGE SUPPORT............................................   50
6.9     ANTIVIRUS ADMINISTRATION...................................   50
6.10    FIREWALL...................................................   51
   6.10.1  Firewall Administration ................................   51


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6.11    CONTENT PROTECTION.........................................   52
   6.11.1  Content Protection (Esafe) Administration ..............   52
6.12    BUSINESS APPLICATION SUPPORT...............................   53
6.13    INSTALL, MOVE ADD OR CHANGE  (IMAC)........................   54
6.14    SCOPE AND OUT OF SCOPE WORK................................   55
6.15    TECHNOLOGY REFRESH PROCESS.................................   56
7       RELEASE TO PRODUCTION .....................................   57
8       CHANGE MANAGEMENT .........................................   59
8.1     ROLES AND RESPONSIBILITIES.................................   59
   8.1.1   Change Manager(s) ......................................   60
   8.1.2   Change Advisory Board (CAB) ............................   60
   8.1.3   Change Requester .......................................   61
   8.1.4   Change Supervisor ......................................   61
   8.1.5   Change Tester(s) .......................................   62
   8.1.6   Change Coordinator .....................................   62
   8.1.7   Change Implementer(s) ..................................   62
8.2     CHANGE CATEGORIES..........................................   63
8.3     PROCESS DESCRIPTION........................................   65
   8.3.1   Adding or Removing a Customer Site .....................   66
   8.3.2   Adding or Removing a System ............................   66
   8.3.3   Changing Service Level .................................   67
   8.3.4   Introducing or Eliminating a Service ...................   67
   8.3.5   Emergency Change .......................................   67
   8.3.6   Process Flow Chart .....................................   68
APPENDIX A: CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR
CALL HP-OMS .......................................................   70
APPENDIX B: PRIVILEGED ACCESS REQUEST FORM ........................   71
APPENDIX C: SECURITY AUDITS .......................................   74
APPENDIX D: HP-OMS ACCEPTABLE USE POLICY ..........................   76
APPENDIX E: REASONABLE REQUEST TO REPACE KEY PERSONNEL, SECURITY OR
COMMUNICATION SUPPLIERS CONTRACTORS ...............................   77
APPENDIX F: CHANGE REQUEST FORM ...................................   78
APPENDIX G - EMERGENCY ESCALATION PROCESS PHONE NUMBERS............   80


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1      GENERAL

DEFINITIONS

This Exhibit B is attached to the Master Service Level Agreement dated as of [______________] by and between HP-OMS and Customer (the "AGREEMENT") and made a part thereof by reference. All capitalized terms not otherwise defined in this Exhibit shall have the meanings ascribed thereto in the Master Service Level Agreement between the parties. The following terms shall have the meanings specified below:

"CHANGE" has the meaning set out in SECTION [8] (CHANGE MANAGEMENT).

"EMERGENCY CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"END OF QUARTER PERIOD" has the meaning set out in SECTION [4] (AVAILABILITY MANAGEMENT).

"FULL SUPPORT" has the meaning set out in EXHIBIT A to the Agreement.

"INCIDENT" means a fault, error, or problem in the IT Environment in respect to which Customer is entitled to Service in accordance with the Agreement.

"IT ENVIRONMENT" has the meaning set out in EXHIBIT A to the Agreement.

"ITSM" has the meaning set out in SECTION [2.2] (INTRODUCTION TO IT SERVICE MANAGEMENT / IT INFRASTRUCTURE LIBRARY).

"MAJOR CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"MAKE IT WORK SUPPORT" has the meaning set out in EXHIBIT A to the Agreement.

"MEDIUM CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"MINOR CHANGE" has the meaning set out in SECTION [8.2], TABLE 9 (CHANGE CATEGORIES).

"MUO" or Multi User Outage is defined in EXHIBIT C, SECTION [2], TABLE 1.

"OS" Operating System

"PRIORITY" means either MUO, Critical, Regular or Low (as such terms are defined in EXHIBIT C, SECTION [2], TABLE 1), indicating the business impact to Customer of an Incident and thus the urgency for follow-up in accordance with the Service Levels.


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"RFC" means Request for Change.

"SERVICE LEVEL COMMITTEE" has the meaning set out in SECTION [3] (SERVICE LEVEL MANAGEMENT).

"SERVICE COMPONENTS" has the meaning set out in SECTION [6] (SERVICE
COMPONENTS).

"SERVICE SYSTEMS" means the ticketing and monitoring modules of the "HP Openview" system, provided by HP-OMS for the provision of the Services, including without limitation, Incident management and monitoring of HP-OMS Hardware in accordance with the Service Levels.

"SERVICE REQUEST" means Customer's formal request for Services when the Customer discovers an Incident.

"SLM" has the meaning set out in SECTION [3] (SERVICE LEVEL MANAGEMENT).

"TECHNOLOGY REFRESH ASSETS" has the meaning set out in SECTION [6.15] (TECHNOLOGY REFRESH PROCESS).

"TICKETING SYSTEM" means the help desk management system within the HP Openview system.

"VERSION RELEASE PERIOD" has the meaning set out in SECTION [4] (AVAILABILITY MANAGEMENT).


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2      MANAGEMENT SUMMARY

2.1    GENERAL

The Statement of Work (SOW) provides roles and responsibilities and detailed information as a basis for the delivery of the Services by HP-OMS, as well as for the future cooperation of Customer and HP-OMS. This exhibit describes the working process and the services during the Steady State, which is defined as the period following the end of the Transition and Stabilization phases.

HP-OMS will support all projects, which were started prior to the commencement day (i.e. Windows and Exchange 2000).

It is understood that the IT service functions and, thus the SOW may be improved in the future as the level of experience and knowledge about Customer's IT Environment and its use increases. The SOW consists of the following Sections:
    o  Service Level Management

    o  Availability Management

    o  Incident Management

    o  Service Management

    o  Release to Production

    o  Change Management

This Section introduces the concept of the SOW and presents a summary description of each of the individual Sections as listed above.

2.2    INTRODUCTION TO IT SERVICE MANAGEMENT / IT INFRASTRUCTURE LIBRARY

HP has been working with IT organizations around the world to develop the HP IT Service Management Reference Model ("ITSM") It provides a tool for initiating a meaningful dialog with HP-OMS's Customers concerning IT process requirements and solutions by providing a coherent representation of IT processes and a common language.


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The ITSM incorporates many of the IT Infrastructure Library (ITIL) best practices, which are relevant to the provision of the Services. ITIL is a UK government standard manifested in a library of books describing 'best practices' for delivering and managing IT service functions. The aim of the ITIL is to facilitate improvements in efficiency and effectiveness in the provision of quality IT services and the management of the IT infrastructure within any organization. In order to take advantage of the ITSM this document will show services as a function of the ITSM reference model. The advantages are:

    o  ITSM/ ITIL is a 'complete' description of IT service functions/processes

    o Service activities are clearly defined allowing clear allocation of responsibility and clearly delineated separation and integration points

HP-OMS will provide the Sercvices based on ITSM guidelines.


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THE PICTURE SHOWS THE PRINCIPLE ITSM REFERENCE MODEL.

2.3    GENERAL TERMS

This SOW refers to the steady state of the Services provided by HP-OMS to the Customer. The steady state is defined as the time following the Transition and Stabilization Phases at each Customer Site (see description in EXHIBIT D).

The Transition and Stabilization Phases are described in detail in Exhibit D - Transition and Stabilization

The SOW describes the processes that are used to deliver the services for HP-OMS Hardware, HP- OMS Software, Customer Software and Customer's proprietary Software defined in the Agreement.


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3      SERVICE LEVEL MANAGEMENT

The SERVICE LEVEL MANAGEMENT process is used to verify with the Customer that the Service is delivered according to the agreed Service Levels and their parameters. In the face of changing business needs, service level management adapts quality and/or quantity parameters.

HP-OMS will nominate a service level manager ("SLM") who will be responsible to verify that the Service Levels are achieved.

Once a month, on or before the 15th day of each calendar month, the SLM will issue a report that will compare the actual service levels achieved with the Service Levels required to be achieved.

A Service Level committee will review the report and determine the corrective actions to be taken (the "SERVICE LEVEL COMMITTEE"). From HP-OMS, the participants on the Service Level Committee will be the HP-OMS Project Manager, the Technical Manager and the Service Level Manager, unless otherwise agreed by the parties. From the Customer, the participants on the Service Level Committee will be the Director of IT and the Global Infrastructure Manager, unless otherwise agreed by the parties.

HP-OMS RESPONSIBILITIES

    o  Provide the Customer with the Services described in the Agreement.

    o  Provide a primary contact who will be the HP-OMS SLM

    o Collect, consolidate, distribute and maintain data to provide standard reports for the services being delivered

    o Evaluate monitored system events and thresholds to ensure their appropriateness and accuracy

    o  Produce regular reports as defined in Exhibit B

    o  Perform actions necessary to achieve the Service Levels

    o Perform special correction actions when the Service Levels are not met by HP-OMS at HP-OMS' cost and expense, to ensure that the Service Levels are met in the next monthly measurement period.


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CUSTOMER RESPONSIBILITIES

    o Provide a primary contact as a counterpart to HP OMS's responsible Project Manager

    o Notify HP-OMS prior to making changes in their business processes or organization that may have an impact on the service to be delivered

JOINT RESPONSIBILITIES

    o HP-OMS and Customer will review Service Levels achievement and determine necessary amendments/changes to service


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4      AVAILABILITY MANAGEMENT

The AVAILABILITY MANAGEMENT process focuses on achieving and measuring the agreed availability levels for the IT Environment (defined in EXHIBIT A and EXHIBIT C APPENDIX A). The Service Level Committee will manage availability of the IT Environment in accordance with the Service Levels. When a planned downtime is required, HP-OMS will coordinate planned downtimes with the Customer. The last two (2) weeks of the quarter and the first four (4) weeks of a new quarter are considered "END OF QUARTER PERIOD". The last three (3) weeks before any major version release of Customer's proprietary Software are called "VERSION RELEASE PERIOD". Planned downtime will not accrue during the End of Quarter Period and/or during the Version Release Period, except for emergency cases and where approved by the Customer IT Director AND the relevant Country manager using the Change Management Process.

In addition HP-OMS will have a planned down time window as detailed in EXHIBIT C
SECTION 3.3 (DOWNTIME).

HP-OMS RESPONSIBILITIES

    o Coordinate with Customer all planned downtimes required to deliver the agreed service and will make best efforts to perform maintenance work during non - working hours.

    o Monitor the infrastructure availability and report to the Customer on a monthly basis

CUSTOMER RESPONSIBILITIES

    o Follow HP-OMS recommendations for good availability practices (e.g. provide planned downtimes to allow HP-OMS to performed proactive maintenance and consistency checking jobs).

    o Notify HP-OMS about changes in Customer business processes that may impact the service availability.

JOINT RESPONSIBILITIES

Customer and HP-OMS will agree on a defined maintenance window, which will allow HP-OMS to perform proactive maintenance for system administration tasks to improve service performance. Downtimes will be scheduled to after working hours of the relevant site and will be planned not to occur during Version release Period or End of Quarter Periods.


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5      INCIDENT MANAGEMENT

The Incident management process describes the process to resolve Incidents.

An Incident may be reported to HP-OMS, either as a Service Request or as an automatic alert generated by the Incident Management System.

The INCIDENT MANAGEMENT process objective is to re-establish the Service affected by the Incident as soon as possible following an Incident and to minimize the disruption consequences.

All Incidents will be classified by priorities. A four stage process analyzing the following factors determine Incident Priority:

    o  The number of users affected by the Incident

    o  The severity of the problem

    o  The business risk

    o  The number of Customer Sites affected by the Incident

Priorities are ordered from 1 to 4 where 1 is termed "MUO" (Multi User Outage), 2 " Critical ", 3 "Regular" and 4 "Low".

A matrix showing the Priority as a result of these four (4) factors is shown in EXHIBIT C, SECTION 2 - (PRIORITIES)


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TIERS OF SUPPORT

HP-OMS will provide the Customer with three Tiers of support:
1st Tier - support that the local HP-OMS Personnel provide at the applicable Customer Site;
2nd Tier - support from the MCC;
3rd Tier - MCC escalates the problem to HP-OMS experts or a third party supplier

(Remote users or Customer Employees who are traveling shall receive 1st and 2nd Tier Support from the MCC)

HP-OMS RESPONSIBILITIES

    o Document, qualify and route the requests and events under HP-OMS responsibility to the correct support resource, and escalate when necessary,

    o  Regularly update end-user about call status and progress made.

    o Monitor open Incidents to ensure their progress towards end-user satisfaction

    o 1st, 2nd and 3rd Tier Incident resolution of all events and Customer requests & the execution of routine change orders

    o Propose the necessary changes for events requiring solutions outside the scope of the Agreement and provide such changes under change management process

    o  Monitoring and reporting of service performance

    o  Provide to the Customer a list of point of contacts (EXHIBIT G)

    o Invest constant efforts without any interruptions until a solution is found for problems of the first 2 priorities (MOU and Critical) or Customer's representative will agree to a temporary solution

    o Provide technical support as described in this Exhibit SECTION 6 - SERVICE COMPONENTS

    o  Solve service tickets submitted by end-users

    o  Software distribution


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CUSTOMER RESPONSIBILITIES

    o Provide HP-OMS personnel with necessary access to all sites where operational.

    o  Provide access to the IT infrastructure (Servers, Network Routers...).

    o Provide access to the Telecom infrastructure as required to provide in scope services

    o Provide a list of contacts authorized to raise requests, and/or to receive notification for pre-defined events (APPENDIX A herein)

    o Supply information required to access application support team as well as third party contacts, if maintained by Customer

    o Open Incidents (service request) via web interface, if possible, and provide a description of the request including contact information

    o End-users should respond to HP-OMS request for information regarding an Incident

    o Assist HP-OMS with necessary activities to resolve problems (e.g. test, onsite help, etc.).

    o Inform HP-OMS of planned changes to user numbers (differences of greater than 10% plus/ minus) or Customer Site locations to ensure no degradation of service.

JOINT RESPONSIBILITIES

    o Customer & HP-OMS will be responsible to define and validate most Desktop and Laptop Software images used by end-users.

    o  Customer & HP-OMS will record Incident ID for further reference.


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5.1    PROCESS DESCRIPTION

HP-OMS SUPPORT PROCESS:

    1) Class 1 Sites- Include sites which are R&D centers and have [**] or more R&D users or general sites with [**] or more end-users
    2) Class 2 Sites- Include general sites which have less then [**] end-users or R&D sites with less then [**] R&D users but more then [**]
    3) Class 3 Sites - Include sites with [**] or less users, include end-users located on very small Customer sitesand Home users who are working from home as their main working place.
Home Users - Include end-users working from home as their main working place
    4) Customers' Customer Site Users - Include end- users working on Customer's customer site (e.g. BMW) as their main working place
    5) Traveling Users - Include end-users that are traveling away from the customer sites described above

Support delivery overview is detailed in Figure 2 (Support Provision for End-Users) herein

In order to carry out support operations worldwide, HP-OMS will set up a Monitoring and Control Center (MCC). This center will operate with on-site support engineers 24/6 (according to MCC Service Window as detailed in Exhibit C section 3.2), and will have the following duties and responsibilities:

    o  Infrastructure monitoring management

    o  2nd and 3rd Tier support

    o  Crisis management

    o  Windows & Unix system administration

    o  Exchange administration

    o  Oracle database administration and management

    o  Information security management

    o  Web servers management (not include content management)


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    o  Network monitor and management (Including WAN connections)

    o  Firewall & Anti virus management

    o  Monitor and control all open Service Request tickets worldwide

    o  3rd party contracts management

    o  Professional's asistence management

    o  Escalation to Key Personnel or to Professionals when requieured


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FIGURE 2: SUPPORT PROVISION FOR END-USERS


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To provide 1st Tier support for end users, HP-OMS will setup Regional Support
Centers (RSC). RSC will be combined with permanent on site personnel (on Class1 sites) and by HP-OMS personnel visiting on site per request due to Incident or scheduled maintenance task (on Class 2 sites).

RSC will have the following duties and responsibilities:

    o  1st Tier support

    o  Hardware break/fix

    o  Hardware install

    o  On site technical support

    o  Backup operation

    o  Software installation and support

    o IMAC (Install, Move, Add, Change) - See details in Section 6.13 HEREIN (INSTALL, MOVE, ADD OR CHANGE (IMAC))

    o  Escalation to MCC

Service request tickets from end-users located on sites bound to RSC will route to a regional work queue and will be handled according to ticket's Priority.


[**]


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HP-OMS Regional Support Center (RSC) Personnel will provide assistance for issues requiring 1st Tier support or technical support, which requires presence on site (on Class 1&2 sites).

Support procedure will be based on the Ticketing System, which will route services request tickets to pre-defined work queues. The queue is set according to the end-user regional location, the content of the problem, Customer working process and the handler.

SERVICE REQUEST INITIATION

The Ticketing System will be web based and will run over the Internet (Naama:
Internet was decided between Harel and Erez in the past so it will be accessable by end-users who can't access the intranet). The system will be accessible worldwide to all Company end-users providing user name and password. It will be mandatory for all Customer employees to open a Service Request ticket using the Ticketing System in order to receive service except for the occasions listed below. The Ticketing System will also allow end-users to view and check the status of their open Service Request ticket via the web interface.
No services will be given to end-user unless ticket has been submitted using the Ticketing System.
In the unlikely event that the Ticketing System is down, HP-OMS will notify/redirect end-users to temporarily submit Service Requests via email, phone or fax.

EXCEPTIONS

HP-OMS will allow end-users to initiate Service Requests using email, phone or fax submission if the Service Request meets one or more of the following conditions:

    o End-user requires service but is unable to connect to the Internet to submit a standard Service Request ticket

    o End-user has problem with his/her personal computer and has no access to another computer which would allow him/her to submit a standard Service Request ticket

    o End-user is in the contact list specified in APPENDIX A herein - Customer staff authorized to transfer cases or call HP-OMS

    o  Ticketing (Service) System is not available

    o  End user traveling or located at Customer's Customer Sites


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5.2    SUPPORT WORKFLOW

End-users on Class 1 sites, Class 2 sites, sites with less then 3 users and home users are required to open a Service Request ticket for all cases, which requires technical support with the exceptions described above. Support process for traveling users and users at Clients sites will be done by MCC as detailed in SECTION 5.1 and 5.6 herein.

In the event the Service Request was not submitted directly by the end user [I.E. VIA THE INTERNET], it will be submitted to the MCC and the ticket ID will be given to the initiator. The system is receiving tickets from registered end-users and proactive alerts [i.e. automatically generated Incidents] from infrastructure monitoring environment (i.e. Open View monitoring alerts).

The Ticketing System will route Service Request tickets to the appropriate work queue.

TABLE 5: EXAMPLE CASES OF TICKETING SYSTEM ROUTING:

    SITE NAME &
       CLASS                       CASE                                     OUTCOME
--------------------  ------------------------------------- ----------------------------------------
                                                            Service request will be submitted to
                                                            RSC work queue for assistance.  RSC
       Class1              End-user submits a ticket,       on site support person will provide the
                                requesting help             end-user with 1st Tier support as
                                                            required.

                           End-user submits a ticket,       Service request will
       Class 2                  requesting help             be submitted to RSC
                                                            work queue for
                                                            handling. RSC
                                                            support person will
                                                            contact the end-
                                                            user and provide him
                                                            with remote
                                                            control assistance. If the end-user will
                                                            require on site help, RSC will engage
                                                            HP authorized
                                                            personnel, who will
                                                            arrive to Class 2
                                                            site and provide on
                                                            site support
                                                            according to the
                                                            appropriate SLA.


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

                           End-user submits a ticket,       Service request will be submitted to
    Class1              asking to open mail account for     MCC (Monitor & Control Center)
                                  new employee              work queue for resolution

   Traveling              End user calls MCC and            MCC will open Service
   End- user                   requests help                Request that will be
                                                            submitted to MCC work
                                                            queue.MCC support person
                                                            will provide the
                                                            end-user with remote
                                                            assistance. If the
                                                            problem requires
                                                            hardware/on site
                                                            help, MCC will
                                                            direct the user to
                                                            Customer's nearest
                                                            site. In the event
                                                            there isn't a nearby
                                                            site, MCC will
                                                            direct the user to
                                                            the nearest HP-OMS
                                                            authorized support
                                                            contact.

RSC and MCC support personnel will use remote control technology to resolve end-user technical issues. At Class 2 sites, where there are no permanent HP-OMS personnel, in situations which will require on site technical assistance, MCC and RSC will operate HP-OMS authorized personnel, who will arrive to the end-user site according to SLA as defined in EXHIBIT C.

For Incidents initiated for an individual issue, HP-OMS will verify with initiator that he/she approves the problem was fixed prior to closing the ticket.


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5.3    SUPORT WORKFLOW CHART

Figure 3 - support workflow chart for Class 1, Class 2 and Home end users


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Figure 4 - support workflow chart for Class 1, Class 2 and Home end users


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TABLE 6: SUPPORT CLASSIFICATION BETWEEN MCC AND RSC

The Table below describes, without limitation, the major functions of the MCC and the RSC.

           INSCOPE                       OWNER      OUT OF SCOPE
------------------------------------- ------------  -------------
[**]                                      [**]

[**]                                      [**]

Escalation Management                     MCC

Exchange administration                   MCC

[**]                                      [**]

[**]                                      [**]

2nd and 3rd Tier support                  MCC

Crisis management                         MCC

[**]                                      [**]

3rd party contracts management            MCC

System management & maintenance
o   Install patches
o   Change parameter
o   File system modifications             MCC
o   User setup

[**]                                      [**]          [**]

Remote traveling users                    MCC

Hardware break/fix                        RSC

Hardware replace                          RSC

[**]                                      [**]          [**]


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                    In scope                   Owner         Out of scope
----------------------------------------- ---------------  ----------------
1st Tier support                                RSC

General Software support                        RSC

All Customer purchased application on           RSC
make it work basis

5.4    ESCALATION PROCESS

Service request tickets from Class 1 sites will receive 1st Tier Support on-site according to the Ticketing System routing process. Service request tickets from Class 2 sites will receive 1st Tier Support off-site according to the Ticketing System routing process.

Service requests, which are not resolved by RSC will be escalated to HP-OMS Monitoring and Control Center (MMC), which will act as 2nd Tier support. The person who escalated the issue will own all 2nd Tier escalated Tickets. This is to maintain the principal of HP-OMS's SPOC (Signal Point Of Contact).

All escalated Tickets will be continually managed until final resolution of the problem. Service requests, which are not resolved by MCC, will be escalated to HP-OMS Professionals or other 3rd party that will act as 3rd Tier support who will support the MCC at the background. Service requests, which are not resolved by HP Professionals, will be escalated to HP-OMS Key Personnel that will also act as 3rd Tier support and will verify the resolution of the Service Request according to the SLA measures.

5.5    CALL FLOW

End-user at Custoemrs' Custoemr Sites or Traveling users will call MCC to request for Service. MCC will open a ticket on the Ticketing System onbehalf of the users and provide the services according to Service Request Priority and the nature of the problem. The handling of the Service Request will be according to the Support Procedure and Escalation Procedure and the SLA described in EXHIBIT C.
Figure 5 - Call flow and escalation process


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                                       27
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REPORTING:

HP-OMS MCC will provide the Customer and HP-OMS Project Manager with on going reports, which will include the type of service provided worldwide. HP-OMS will update the form of the reports according to Customer's requests. HP-OMS reports to the Customer will include:

WEEKLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites per priority
    o  Class classification per priority
    o  Top 3 most common service categories
    o  Failed service tickets:
    o  Total number of tickets including failed tickets percentages
    o  Missed SLA tickets per service
    o  Number of IMAC requests
    o  Back log tickets - Tickets that remain unsolved from the last week
    o  Average Time to resolve a ticket by priority
    o Overall ticket report by priority (display the total number of tickets per priority and the resolution time for those tickets on the same graph)
    o  Maxuimum repair time - Time to fix tickets which failed their SLA

MONTHLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites
    o  Top end-users with most calls
    o  Top 3 most common incidents category
    o  Service incidents trends
    o  Number of IMAC requests
    o  Average Time to resolve a ticket by priority
    o  Maxuimum repair time - Time to fix tickets which failed their SLA
    o Failed tickets:
      o  Total number of tickets including failed tickets percentages
      o  Failed tickets per service


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QUARTERLY/ANNUALLY REPORTS:

    o  Quarterly service incidents trends:
        o   Availability trends
        o   Time to resolve trends
        o   Number of end-users per number of tickets
        o   Number of users trend

    o  IMAC requests compared to HP-OMS commitment

    o  Total SLA commitment for credit

It will be the responsibility of the HP-OMS Project Manager to analyze these reports and investigate exceptional cases (e.g., more then X Service Requests from end-users per month, service tickets which missed their SLA (miss commits) and verify that the service provided was correct, and whether a service/technical change or adjustment is needed.

HP-OMS will also provide Customer with hardware and software asset reports on a quarterly basis.

Reports should be provided by HP-OMS in the formats set out in Appendix H hereto, and shall be reviewed by the Service Level Committee, as described in
SECTION 3 (SERVICE LEVEL MANAGEMENT).


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5.6    BUSINESS APPLICATION HELP DESK

As described in SECTION 6.12 (BUSINESS APPLICATION SUPPORT), HP-OMS will provide the Customer with support services for business applications. HP-OMS will consolidate current Customer helpdesk support (except for [**] support) process into Service Desk Ticketing System (SEE SECTION 5.7 - TICKETING SYSTEM MANAGEMENT). The consolidation process will make the current working process more efficient and will provide the benefits of using a workflow and escalation Ticketing System with report abilities.

HP-OMS defined the Business application Help Desk consolidation into Service Desk, as part of the Ticketing System projectas deribed in EXHIBIT D. During consolidation process, HP-OMS and the Customer will work together to analyze the working process and the relationships the help desk presently has with groups and end-users across the company. The outcome of this process will be a workflow process, which will be implemented into Service Desk Ticketing System.

For [**] support, HP-OMS will continue the current work-flow using the [**] module.

As recommended for the regular support process (SECTION 5.2 - SUPPORT WORKFLOW), a similar support process will be defined for the application helpdesk. It will have a dedicated work queue, which will be managed according to ticket priority and its content and will integrate with the Company's global support process (SEE 5.3 -SUPPORT WORKFLOW CHART).


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5.7    TICKETING SYSTEM MANAGEMENT

Upon logging a ticket in Service (Ticketing) Systems the data linked to a user is automatically shown. This means that the geographical location, user's direct manager, user's contact details and configuration items such as PC and Monitor, Printers and Servers in use can be linked to the user. The search engine also provides the possibility to search by either User ID, user name or Workstation name.

In populating information automatically, Service Systems provide the history of the user including old tickets and current tickets which are in the process of being resolved as well as information about the Hardware being used by the end user. Service Systems preserve all information regarding a ticket including the source, Incident or request details as well as the resolution. Closed tickets serve as a knowledge base or repository of past problems and resolutions and are used to increase the resolution rate of the support personnel at the 1st Tier support, particularly for cases that are linked specifically to the Customer's IT Environment. Through the use of Service Desk, HP-OMS is able to track tickets, manage Incidents, manage and report Service level achievement. Service Systems also enable HP- OMS to produce reports and information necessary to track performance against these Service levels. As an ongoing improvement function, HP-OMS will continually analyze the reports to understand trends and whether any changes should be recommended to optimize service delivery and improve End-User productivity. Web version of the tool allows the Service provider to commence working toward the resolution of an Incident in 'real time' without having to once again ask the end-user to repeat their question or Incident.

Service desk network traffic works over http protocol and will have minimal impact to network infrastructure.


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SUPPORTED LANGUAGES:

Official supported language by HP-OMS will be English including phone support. In some of Customer's sites, HP-OMS will provide a Ticketing System with end users' User Interface (UI) in the following languages:

    o  English
    o  French
    o  German
    o  Japanese (Kangi)

In case that the number of employees in the region using Mandarin language will reach or exceed 7% of the total number of end-users, HP-OMS will provide a user interface for the web ticketing system in Mandarin language.

The system will display the Ticketing System pages including the drop down menus in the languages mentioned above. If the end user will require/wish to enter free text the system will recommend him/her to use English text only. Customer's employees that can't use English will be able to submit the ticket description in their local languge.

At locations where the above languages are not the local languages, UI will be displayed in English.


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SYSTEM IMPLEMENTATION:

HP-OMS defined Ticketing System implementation, as part of the projects necessary for the Stabilization phase (EXHIBIT D).

During implementation process, HP-OMS and Customer will work together to analyze the Customer's working process HP-OMS in use methods. The outcome of this process will be a workflow procedure to be implemented into Service Desk to be used for on-going support operation. As part of delivering the product, HP will provide the Customer representative access (read only) to the system, the ability to generate reports and access to the system database to allow the Customer to generate custom reports.

5.8    REMOTE AND TRAVELING END-USERS

As discovered during the Due Diligence phase, there are end-users who work from home, traveling end-users , end-users working at sites with less then 3 end-users and end users working at Customer's client sites.

The support process for home users and users that are working from sites with less then 3 end-users will rely on the global support process describe in
SECTION 5.2 - SUPPORT WORKFLOW and will have the following exceptions:

    o Home users and users that are working from site with less then 3 end-users will be able to contact the local support person by phone in the event of mass failure which prevents him/her from submitting Service Request tickets (according to procedure that will be agreed)

    o Service Desk Ticketing System will prompt every user for his/her location. End-users who are geographically close to an existing site will select the site as their location and will receive support by the local RSC

    o On personal home computers (not belonging to or not purchased by the Customer or not HP-OMS Hardware), support will be limited to ability to use Secure Remote to access mail and file services only

Home PCs which are the property of the Customer or HP-OMS Hardware will be fixed on Customer's site The support process for traveling users and users that are on Customer' s Customers sites will rely on the Call Flow described in Section 5.8 (Remote and Trevelling End-Users). Support Process is described in SECTION 5.2 (SUPPORT WORKFLOW) and will have the following exceptions:


                                       33
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    o  HP-OMS will provide 1st Tier support by phone to the above users by MCC
       (see Figure 2 for support levels description)

    o Remote end-users who are traveling will receive phone support 24/6 (according to MCC Service Window as detailed in Exhibit C section 3.2) by phone or a beeper to the MCC. MCC will provide any remote assistance possible for traveling users.

    o In the event end-user will be directed to a beeper or a Voice Mail, MCC will contact the end-user within 30 minutes from the moment a message is left (MCC support for traveling users based on the assumption that at any given time, a maximum of 100 end-users will be traveling out of their original office)

EXCLUDED (WILL NOT BE SUPPORTED BY HP-OMS):

    o HP-OMS will not support any home computer (hardware and software) except for the ability to use Secure Remote.

    o HP-OMS will not provide on site support at end- user or non-standard locations (end- user home, hotel, etc.)

5.9    EMERGENCY ESCALATION PROCESS

HP-OMS will provide the Customer with 2 emergency contact details:

    (1) HP-OMS Key Personnel; and

    (2) MCC (Monitor & Control Center) with a 24/7 technical emergency phone number, as detailed in Appendix G herein (Emergency Escalation Process Phone Numbers).

Only a Customer Contact listed in APPENDIX A herein is permitted to "escalate an Incident", i.e., for the purpose of changing the Priority of an Incident. Accordingly, a Customer user shall contact one of the Customer Contact persons when the user believes there is a requirement for such escalation. If the Customer Contact person chooses to escalate the Incident, he/she will contact one of the emergency contacts detailed above.


                                       34
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If the Contact Person is directed to a beeper or a Voice Mail, the MCC is responsible to contact him/her back within thirty (30) minutes from the moment a message has been left.

The Customer Contact persons may escalate an Incident priority to any priority.

Examples of when an escalation can occur are as follows:


    o The Customer Contract has no ability to report an Incident to the Ticketing System because of technical problems.

    o An Incident has been opened and there is a need to increase the Priority in order to achieve a faster resolution time.

    o An incident has been opened and HP-OMS has not resolved the Incident in accordance with the Service Levels, resulting in a need to increase the Priority in order to achieve a faster resolution time.

HP-OMS RESPONSIBILITIES

    o For technical emergency escalation process, HP- OMS MCC will activate all necessary contacts to ensure problem resolution according to HP-OMS' Service Level commitments.

    o Upon initiation of a service emergency escalation process, the HP-OMS Project Manager will conduct a process investigation.

    o HP-OMS Project Manager will ensure resolution according to HP-OMS' Service Levels

    o HP-OMS will submit a report to site/office manager and Customer's HP-OMS coordinator as described in Appendix H herein (Escalation Management Report).

    o Upon logging of MUO or Critical Incidents, or changing the Incident priority to MUO or Critical, HP-OMS will work continuously on resolution until problem is solved or Customer's representative approves a work around or temporary fix, in accordance with the Services Levels and subject to the applicable Service Level Credits.


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CUSTOMER RESPONSIBILITIES

    o Instruct the contact persons listed in Appendix A herein about the conditions to use the above process.

The Customer will emphasize that the process should be initiated on emergency cases only.

                                       36
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FIGURE 6: ESCALATION PROCESS WORKFLOW


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5.10   ADOPTING HP-OMS RECOMMENDATIONS- [MICHAEL: TO BE
       REVIEWED]

If, in order for HP-OMS to meet the Service Levels, HP-OMS determines that a Change or an action must be taken (HP-OMS Recommendation). This Recommendation will be introduce by using Change Management Process and can be one of the following:

    1. HP-OMS Recommendation that does not require additional costs: The Recommendation must be reviewed by the Change Advisory Board (CAB). In cases of service failures before the change was implemented or if the customer did not approve the recommendation - The related service will be measured in parameters different then the original SLA parameters during the resolution time but all other SLA indicators will be kept.

    2. HP-OMS Recommendation that required additional costs:

    (i) Borne and paied by HP-OMS, provided that HP-OMS should have reasonably foreseen this requirement, based on its review of Customer's requirements during the Due Diligence process;

    (ii) Borne and paied by the Customerif HP-OMS should not reasonably have foreseen this requirement, based on its review of Customer's requirements during the Due Diligence process; or

    (iii) Addressed according to another mechanism, if mutually agreed by the parties.

In any case, HP-OMS shall provide at least two (2) different technical recommendations for a resolution of the foregoing problem.


                                       38
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6      SERVICE COMPONENTS

The following table describes the ownerships and the level of responsibility for the major services and process setout under this agreement:

"OWN" means the highest level of responsibility that a party has for a service or a process or a function set out in this agreement. Including, without limiting: Full Support, propriety ownership, managing, maintaining, operating, updating of a service or a process or a function set out in this agreement

"PARTICIPATE" means responsibility of a party to ensure that the other party can do fill its responsibility for a service or a process or a function set out in this agreement. Including, without limiting: assist, report, reply support, inform in regarding of a service or a process or a function set out in this agreement

TABLE 7: MAJOR SERVICE COMPONENTS DESCRIPTION


MAJOR SERVICE ITEMS           HP-OMS      CUSTOMER    WORK REFERENCE          COMMENTS
-------------------------  -----------   ----------   -----------------     ------------
WES - Workstation             Own            ---           EXHIBIT A -
Environment Services                                        SECTION 2
                                                           EXHIBIT B -
                                                           SECTION 5.2

Server Environment            Own            ---          EXHIBIT A -
Management                                                  SECTION 3
                                                          EXHIBIT B -
                                                           SECTION 6.4

Hardware Support              Own            ---           Exhibit A -
                                                          Sections 2,3
                                                           EXHIBIT B -
                                                           SECTION 5.3

Mail Administration           Own            ---           EXHIBIT B -
                                                           SECTION 5.5
                                                           Exhibit C -
                                                             Section

LAN / WAN Management          Own            ---           EXHIBIT A -


                                       39
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
MAJOR SERVICE ITEMS            HP-OMS      Customer      WORK REFERENCE       Comments
-------------------------    -----------   -----------   -----------------  ------------
Business Applications         According    According to      EXHIBIT A -
(Clarify,                     to Exhibit     Exhibit N       SECTION 5.2.1
Business Object,              N Table 1       Table 1        EXHIBIT B -
Web Intelligence, Citrix)                                    SECTION 6.12

Other Business Application:  Participate        Own          EXHIBIT A -    Customer is
Systems Union                                                SECTION 5.2.1  the owner of
Lavi                                                         EXHIBIT B -    the Software.
Kav Ma'arch                                                  SECTION 6.12   HP-OMS will
Kopel Reem                                                                  provide Make
Replicon                                                                    It Work support

Customer Software            Participate        Own          EXHIBIT B -    Customer is the
                                                             SECTION 6.1    owner of the

                                                                            Software.
                                                                            HP-
                                                                            OMS
                                                                            will
                                                                            provide
                                                                            Make
                                                                            It Work support

Customer Proprietary         Participate        Own          Exhibit B -    Customer is the
Software                                                                    owner of the
                                                             Section 6.1    Software. HP-OMS
                                                                            will
                                                                            provide
                                                                            Special
                                                                            Support

Oracle Application           Participate        Own          Exhibit B -    Customer is
                                                             Section 6.1    the owner of
                                                                            the Software.
                             HP-OMS will                                    provide Make
                                                                            It Work
                                                                            support


                                       40
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
                             Statement of Work (SOW)
MAJOR SERVICE ITEMS            HP-OMS      Customer      WORK REFERENCE       Comments
-------------------------    -----------   -----------   -----------------  ------------

 HP-OMS Software                 Own       Participate       EXHIBIT A -
                                                             SECTION 2
                                                             EXHIBIT B -
                                                               SECTION 6.1
                                                             EXHIBIT C -
                                                              SECTION 1.8

HP-OMS Software,                 Own           ---           Exhibit A -
Customer Software                                            SECTION 7.1
license management                                           Exhibit E -
and procurement                                              Exhibit C -
                                                              SECTION 1.8

     UNIX Support                Own       Participate       EXHIBIT A -
                                                             SECTION 4
                                                             Exhibit B -
                                                              SECTION 6.7

     Storage Support             Own            ---          EXHIBIT B -
                                                             SECTION 6.8

Security Systems                 Own       Participate       EXHIBIT A -
o        Anti-Virus;                                         SECTION 3.2.4
o        Firewall; and                                       Exhibit B -
o        Content Protection                                   Sections 6.9,
                                                             6.10, 6.11

Incident management              Own       Participate      Exhibit A -
                                                             SECTION 2.2.1
                                                             Exhibit B -
                                                             SECTION 4

Weekly/Monthly/Quarterly         Own       Participate      EXHIBIT B -
Reports                                                        SECTION 5

IMAC                             Own       Participate
Telephony                        ---           Own           Exhibit A -
                                                              Section

R&D Tasks                        ---            Own          Exhibit A -
                                                              Section

Technology Refresh               Own            ---          Exhibit E -
                                                             Section
                                                             EXHIBIT C -
                                                              1.8


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6.1   SOFTWARE SUPPORT AND MIANTEINACE

In order to define the Parties duties and responsibilities as for Software support, all Customer Software and HP-OMS Software items have been classified in
Exhibit I Table 1.The classification was done according to the levels of support, 3rd party support and maintaince and Software upgrades responseblities.

6.2   WES ENVIRONMENT SUPPORT

HP-OMS will perform Full Support, including without limitation, troubleshooting and problem solving in the IT Environment regarding events concerning hardware (e.g. workstations, peripherals, etc.) and software, including the following tasks:

    1. Problem analysis

    2. Preliminary search of the source of problem in network related problems

    3. Restoration of service as soon as possible (with temporary fix if needed)

    4. Directing hardware to maintenance in the event of hardware failure

    5. Problem escalation to specialist if needed

    6. Remote user support: Dialup tool (AT&T, Secure remote) - If applicable

HP-OMS will deliver an operational Computer PC or laptop device to a Customer's end-users as required and agreed. The PC / Laptop delivery will comprise the following tasks:


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    o  Assembly and installation of operating system and pre-defined utilities and applications

    o  Functional testing of hardware

    o Deployment of clients based on agreed configuration specifications, acquisition rate and schedule

HP-OMS WILL PROVIDE FULL SUPPORT FOR HP-OMS SOFTWARE, INCLUDING BUT NOT LIMITED
TO:

    o  MS office

    o  WinZip

    o  Anti Virus

    o  Web Browser - Internet Explorer (for standardization propose)

    o  [**]

    o  Babylon

    o  Acrobat read/write

    o  [**]

    o  Oracle client

    o  SQL DB client

    o OS: Microsoft Windows and UNIX OS used by the Customer and still supported by the original manufacture (UNIX OS that are no longer supported by the original manufacture will be supported on a Special Support basis)

Note: The usage of new versions is part of the provision of the Services. The deployment of a new version will be handled according to the Change Management Process defined in SECTION 8.

HP-OMS WILL PROVIDE MAKE IT WORK SUPPORT FOR CUSTOMER SOFTWARE, INCLUDING BUT NOT LIMITED TO:

    o All software purchased by the Customer (i.e. R&D tools, CAD/PDM tools, Microsoft products, etc.)

    o  Software support to peripheral devices


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    o  PDA and Cellular phones will be supported to allow interface connection between them and Customer's working IT Environment (i.e. connection to MS-Outlook).

HP-OMS WILL PROVIDE SPECIAL SUPPORT FOR HARDWARE AND SOFTWARE, WHICH IS NEITHER HP-OMS HARDWARE, HP-OMS SOFTWARE, OR CUSTOMER SOFTWARE, INCLUDING BUT NOT LIMITED TO:

    o  Palm software support

    o  Windows 95

    o  Windows Millennium


    o Additional support to applications which were defined as Make it work Support

    o  Novell network support

    o  R&D application configuration


OUT OF SCOPE:

    o  All personal purchased applications

    o  Shareware software

    o  Freeware software

    o  Netscape web browser


EXCEPTIONS:

    o During the Transition and Stabilization Phases, HP-OMS will still provide Special Support for Customer's applications defined as out of scope (i.e. shareware application)

    o HP-OMS will provide Make it work Support for all items which are not included within HP-OMS Software or HP-OMS Hardware and used for R&D purposes

    o Application support for applications not included within HP-OMS Software, Customer software or HP-OMS Hardware and not used for R&D purposes will be given with the applicable Customer Site manager approval.


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6.3    HARDWARE SUPPORT

HP-OMS will provide Full Support for all HP-OMS Hardware, including without limitation, responsibility for the following actions:

    0  Client PCs Hardware Incidents

    0  Diagnosis of Hardware problems on Client PCs

    0  Repair and/ or replacement of equipment

    0  Backup media tapes worldwide

    0 Manage repair process (contact 3rd party, ship, receive, supervise, etc.) for all HP- OMS Hardware, including peripherals and non-HP products

NOTE: HP-OMS will provide alternative hardware in the event the hardware repair will take more then 1 day.

SUPPORTED HARDWARE:

    o  All HP-OMS Hardware

EXCLUDED ITEMS (WILL NOT BE SUPPORTED OR SUPPLIED BY HP-OMS)

    o  PDA & cell phone hardware

    o Consumables will not be supplied by HP-OMS (printer toners, cartridges, paper, cleaning kits, etc.)

    o  Peripheral devices (which are not included in HP OMS Hardware):

            o Hardware warranty and SLA to these peripherals will be the original warranty provided by the vendor /manufacturer. HP-OMS will not provide any extension to that service,

6.4    SERVERS ENVIRONMENT

    o HP-OMS will provide Full Support for the Customer's server environment. The service will include, without limitation, Full Support for all server types (e.g., PDC, file servers, print servers, application servers, Windows, UNIX, etc.). Such Full Support includes the following services:


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6.4.1  BACKUP

    o HP will report to the Customer on a weekly basis on successful backup completion company wide (or any problems)

    o  Backup Software: backup routines and restore

    o  Customizable backup solutions

    o  Ability to perform unattended backups

    o  Service spanning multiple operating platforms

    o Daily measurement and review of completion rates for all scheduled backups

    o Backup tapes and media as defined in backup operating SLA in Exhibit C, Appendix A, Section 2.8 - (Backup and Restore SLA)

    o Media management (Note: At Class 2 Customer Sites, tapes rotation will be Customer's responsibility)

    o  Responsibility of backup media

    o Preparation and coordination of backup media to be shipped to safe location

    o Backup problems - Problem analysis - search of the source of problem, restoration of service as soon as possible (with temporary fix if needed)

    o Central Backup location of user data. Note: It will be end-user responsibility to save workstations' data to central location to be backed up

    o HP-OMS will do a restore test on 3 selected items according to Customer request every 3 months at each Customer Site

    o According to customer request all servers' data will be defined to be backed up

    o  Restore services will be done according to end-user request


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6.4.2  GENERAL SYSTEM ADMINISTRATION

    o  Windows administration: user and group management

    o  Password management

    o  Login script

    o Day Light Saving Time - Implement changes and support to all servers and application systems

    o  Time server administration

    o Software management services - Fixes, patches, service packs and new versions will be installed and managed by HP-OMS according to HP-OMS guidelines and professional judgment pending Customer approval

    o  Access control management (Share, NTFS, etc.)

    o  Active directory management (Sites, replication)

    o  Print queue management - Add and manage print queues

    o  Domain and Trust management

    o  FTP administration - Internal & External

    o Monitoring of LOG files on a regular basis to reveal server and services problems

    o  Monitoring Server up time using the monitoring system (HPOV)

    o Monitoring Server Services to enable proactive alerts (i.e., automatically generated Incidents)


6.4.3  WEB SERVERS:

    o  Operating system

    o  IIS operation

    o  Security

    o  FTP


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EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o  Backup of personal computers and laptops

    o  Backup of personal development environment

    o  Web content

6.5 MAIL ADMINISTRATION

HP-OMS will provide Full Support for the Customer's email system. Such Full Support includes, without limitation, the following services:

    o Mailbox management:

         o Add / remove /change users
         o  Quota management

    o  Exchange database backup and restore

    o  Exchange Database defrag on a regular basis (6 month)

    o  Distribution list management

    o  Exchange Antivirus management

    o  Mail routing

    o  Exchange monitoring

    o  Monitoring Exchange Server Services using HPOV


6.6 LAN/ WAN MANAGEMENT

HP-OMS will provide Full Support for the Customer's network infrastructure.

THE CUSTOMER'S NETWORK INFRASTRUCTURE INCLUDES, WITHOUT LIMITATION, THE FOLLOWING ITEMS:

    o  LAN devices:

         o  All LAN equipment
         o  Manageable and configurable routers/hubs/switches
         o  Domain Controllers
         o  Trust relationships management

    o WAN monitoring - See description in Exhibit C, Appendix A, Section 2.4 (WAN Availability)


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    o  WAN security:

         o  Firewall support
         o  VPN
         o  Content Prot ection (i.e. eSafe) / Antivirus

    o  DNS Administration - Internal and External (Internet)

    o  WINS administration

    o  DHCP Administration - Management and Scope definition

    o  External Mail Routing Management (Incoming & Outgoing)

    o  Remote user support: Dialup tool (AT&T, Secure remote)

    o  ISP monitor and control

    o HP-OMS will define and supervise the work of any 3rd party vendors performing network changes

EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o  Telephony operation and support

    o  Passive network infrastructure (wall cables, T.O., etc.)

6.7    UNIX SUPPORT AND ADMINISTRATION

     HP-OMS will provide Full Support for the Customer's Unix systems.
     THE TYPES OF SERVICES TO CUSTOMER UNIX SYSTEMS SHALL INCLUDE THE FOLLOWING:

    o  UNIX system administration and maintenance

    o  UNIX bugs fixes

    o  Patches updates

    o  UNIX version control

    o  UNIX Workstation and server hardware support

    o  UNIX Workstation OS support

    o  NIS Server administration and support


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    o  UNIX time synchronization activities and support

    o  Support end-users with Exceed problems

    o  Update UNIX backup procedures

    o  UNIX scripts for non R&D purposes

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

 EXCLUDED ITEMS:

    o UNIX support for systems which are no longer supported by original manufacturer will be given on Special Support basis

    o  HP-OMS will not perform UNIX development or other R&D tasks

    o  UNIX support for development servers will be OS install/reinstall only

6.8    STORAGE SUPPORT

HP-OMS will provide Full Support Customer's storage systems, shall include the following services: Maintenance, management, monitoring and operation of storage systems

    o  Optimizing storage usage and availability

    o  Backup & Recovery according to agreed procedures

    o Increase storage by 10% per year (in accordance with EXHIBIT C, APPENDIX A, SECTION [2.11], (TECHNOLOGY REFRESH PROGRAM SLA)

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.


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6.9    ANTIVIRUS ADMINISTRATION

This service component focuses on the prevention, isolation and removal of viruses before they can impact the Customers' businesses. HP-OMS will provide Full Support for the Customer's Antivirus systems. Such support shall be provided after installing the most up-to-date version of the Antivirus system on all workstations and servers as defined in Exhibit D, and will verify the daily and weekly updates of such systems. Full Support shall include the following items

    o  Antivirus updates

    o  Virus crises management

    o  Service recovery due to virus attack

    o  Updates of virus definition file worldwide

    o  Monthly report of any Incoming and outgoing infected e- mails

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

6.10   FIREWALL

HP-OMS will provide Full Support of the Customer's Firewall systems to secure the Customer Internet gateways worldwide at all Customer Sites, and provide Full Support for the Secure Virtual Network (VPN) Architecture between all Customer Sites.

In addition, HP-OMS will provide VPN architecture security infrastructure that enables secure and reliable Internet communications. HP-OMS shall secure the Customer communications and resources of the Customer networks, remote employees, branch offices and partner.

HP-OMS will provide Firewall and VPN Services according to the Customer Security Policy that will be defined by the customer. In addition HP-OMS will make changes to the Firewall and VPN Services according to changes that will be approved by the Change Management process.

6.10.1 FIREWALL ADMINISTRATION

HP-OMS will provide Full Support for firewall administration, shall include, the following:Add / Maintain Rule base

    o  Add / Change / Remove site

    o  Manage "F/W Management"


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    o  Backup "F/W Management"

    o  Incident Management

    o  Secure Remote Administration

    o  Full Firewall management

    o  Keeping the firewall versions up to date

    o  Comply with the Customer Security Policy

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

6.11   CONTENT PROTECTION

HP-OMS will provide Full Support for content protection of the Customer with proactive, multi-tiered Internet Content Security for gateway and mail servers, protecting the entire IT Environment from:

    o Viruses, Trojans, worms, blended threats, and other malicious code that destroys or steals digital assets

    o  Security exploits in corporate email servers and email clients

HP-OMS will provide content protection Services according to the Customer Security Policy that will be defined by the customer. In addition HP-OMS will make changes to the content protection Services according to changes that will be approved by the Change Management process.

6.11.1 CONTENT PROTECTION (ESAFE) ADMINISTRATION

HP-OMS will provide Full Support for content protection (Esafe) administration, including without limitation, the following:

    o  Monitor viruses

    o  Maintain e-Safe servers and application

    o  Log checkups and problem fix

    o  Keeping the Antivirus definitions up to date

    o Provide Customer with a monthly report of the number of viruses stopped from entering and leaving the Customer network(s)


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6.12   BUSINESS APPLICATION SUPPORT

HP-OMS will provide Full Support for the Customer's business applications included within the HP- OMS Software.

HP-OMS will provide Make it Work Support for business applications included within Customer Software.

BUSINESS APPLICATIONS WITHIN HP-OMS SOFTWARE, RECEIVING FULL SUPPORT FROM HP-OMS, SHALL INCLUDE WITHOUT LIMITATION:

    o Oracle and SQL data base administration - Only for Business IT environments (i.e. Clarify, Kopel Reem, SUN)
    o Clarify - full application support (administration, application and users support):

          o  Administration - add/change users
          o  Tech Support - Administration and user support
          o License Key generation ([**]) Interfaces programming and maintenance
          o  Server technical support
          o  End-users technical support and error fixing
          o  Maintain [**] business rules
          o  Maintain [**] UI
          o  End-user training
    o  [**]- full support - Administration and management
    o  [**] - Universe maintenance
          o  Web Intelligence support
    o  Minor customization of [**] interface

BUSINESS APPLICATIONS WITHIN CUSTOMER SOFTWARE, RECEIVING MAKE IT WORK SUPPORT FROM HP-OMS, SHALL INCLUDE:

    o  [**] - General administration and application support
    o  Lavi - General administration and application support
    o  Kav Ma'archot - General administration and application support
    o  Kopel Reem - General administration and application support
    o  [**] - General administration and application support
    o 3rd Tier support and maintenance contract for all Busniess Application will be in accordance to Exhibit N (Customer and HP-OMS Software)
       Table 1.


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This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o Every ASP (Application Service Provider) in use will be supported on a Make It Work Support basis only (i.e. SalesForce.com)
    o  Code changes except for [**] (CRM) code


6.13   INSTALL, MOVE ADD OR CHANGE (IMAC)

HP-OMS divides IMAC activities in 2 classifications:

    1. Small IMAC - Software Installation (does not include operating system)
    2. Large IMAC - Install, add, move, relocate of Hardware, operating system upgrade and Hardware change of owner (waterfall)

HP-OMS will provide the Customer with unlimited small IMAC activities and will provide Large IMAC according to the following description:

    o Sites with less then [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o Sites with more than [**] end-users - [**] Large IMAC events a month per site

HP-OMS and Customer will review the IMAC figures above once a year and mutually agree to changes in the numbers of large IMAC events.

Any Large IMAC will comprise the following tasks:

    1. Contacting end user or end users' representative, confirm location(s) and any special considerations
    1. Location change will be at the same Customer Site
    2. Disconnecting cables and peripherals
    3. Transfer of the equipment if in same floor or building (except where Customer Site includes more then one building or floor)

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    4. Installation with same procedures as mentioned in the Hardware installation tasks
    5. Hardware change between [**] end-users will be considered [**] Large IMAC events
    6. Testing system functionality following restore
    7. Receiving end user and/or Customer's acceptance of the procedure

HP-OMS RESPONSIBILITIES:

    o Manage the logistics for moving between sites (packing, unpacking, assemble, disassemble, etc.)

    o In the event of Large IMAC events planned by the Customer, HP-OMS will set up in advance the necessary resources to support such events

CUSTOMER RESPONSIBILITIES:

    o Order and pay for packing materials and/or services, insurance and other costs relating to the shipping

    o Inform HP-OMS representative if a massive IMAC is planned in advance (Time line will be agreed mutually)


6.14   SCOPE AND OUT OF SCOPE WORK

The following mechanisms will be used by both parties throughout the Term in the event of work which is out of the scope of the Services.

BANK OF WORK HOURS

The "Bank of Work Hours" is a billing rate for projects requiring up to fifty
(50) person hours of work that is out of the scope of the Services. In such events, the Work will be done as needed with no delay and will be charged and paid for at the Bank of Work Hours rates set out in Exhibit E, Section 3.2.

HP-OMS shall not perform any out-of-scope services at the Bank of Hours rates, without obtaining Customer's prior written consent. The Customer and HP-OMS will specify all relevant details for Bank of Work Hours projects pursuant to a written statement of services, signed by the parties.


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At least once a month, the HP-OMS Project Manager will produce a report of Bank hours' utilization and accounting.

6.15   TECHNOLOGY REFRESH PROCESS

HP-OMS shall comply with the Technology Refresh Program described herein and in EXHIBIT C, APPENDIX A, SECTION [2.11] (TECHNOLOGY REFRESH PROGRAM SLA).

SCOPE

    o All HP-OMS Hardware and HP-OMS Software, excluding the Add-On Assets ("Technology Refresh Assets")
    o  All Customer Sites.

HP-OMS RESPONSIBILITIES

    o Purchase and supply of all Refreshed Assets within the scope of the Technology Refresh Program, in accordance with EXHIBIT C, APPENDIX A, SECTION [2.11] (TECHNOLOGY REFRESH PROGRAM SLA)

    o  Procurement Planning:

         o   Product acquisition plan and process
         o Maintenance of standardized product lists, consisting of HP-OMS Hardware (excluding Hardware within Add-On Assets) and products/configurations.
         o   Provision of product availability and shipment status information
         o Communication of product availability and configuration changes from suppliers

    o  Asset Tracking:

         o   Technology acquisition and refresh plan
         o Methodologies, processes and tools for gathering, tracking and management of asset information
         o   Hardware configuration
         o   HP-OMS Software licenses (excluding Software within Add-On Assets)
         o   Asset tracking of Technology Refresh Assets


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         o   Asset data collection, tagging, tracking, management, reporting
         o   Physical inventory of the existing environment
         o   Warranty management
         o   Contract information maintenance
         o   Provision and ownership of hardware

CUSTOMER RESPONSIBILITIES

    o  Refresh of Customer Software is procured at Customer's expense.
    o  Provide 6-month order forecast twice a year

JOINT RESPONSIBILITIES

    o Provide a complete delivery plan with complete shipping location information

7      RELEASE TO PRODUCTION

Release to Production manages the introduction of products and services into the Customer's IT Environment. This service may include the following:

    o  Production integration
    o  Hardware/Software set up
    o  Service implementation
    o  Operational testing
    o  Customer acceptance testing

HP-OMS and Customer will work together closely in this service as each organization has specific and related responsibilities.

HP-OMS RESPONSIBILITIES

    o Manage Release to Production for all tools used to deliver the Services in scope under the Agreement

    o Report changes in the IT Environment to Customer and follow Change Management procedures where applicable.

    o Closely cooperate with Customer to introduce fixes and hot packages to Customer IT Environment.

    o Coordinate downtime to occur during non-working hours and receive Customer's approval for the downtime


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CUSTOMER RESPONSIBILITIES

    o Approve HP-OMS Release to Production plan and cost, if applicable under the Change Management Process

    o  Provide HP-OMS with feedback about the quality of Release to Production


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8      CHANGE MANAGEMENT

The CHANGE MANAGEMENT process coordinates, prioritizes, authorizes, schedules resources for, and assesses the risk of changes to the Customer's IT Environment. Changes to the IT Environment can occur where there is a request by a party to:

    o  Introduce a new Service Component
    o  Modify or remove an existing Service Component
    o  Adapt to changes in Customer's IT Environment (e.g., additional offices)
    o Resolve an Incident reported to the Ticketing System, which is defined as out of scope by MCC and approved by the Customer Project Manager.
    o  Change to Customer business process which are related to the Services
    o  Changes to IT Environment procedures and work instructions
    o  Changes to the Service Levels
    o  Release to production
    o  Changes to the Security Policy

(Collectively, a "CHANGE")

Changes are scheduled during agreed Change windows to minimize the impact, unless they are emergency Changes requiring immediate implementation to correct a problem. All Changes must be approved in accordance with (and unless otherwise specified in) Table 9 and under a Change Request Form, set out in APPENDIX F herein (Change Request Form), prior to the implementation of the Change.

88.1   ROLES AND RESPONSIBILITIES

The involvement of people with the correct skills is a critical success factor to achievement of the objective of the Change Management Solution. The parties shall appoint each of the applicable individuals to the following defined roles, required by the Change Management Process, according to the specific Customer Site involved. Note: a given person may act in more than one role and some roles may have more than one person involved.


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8.1.1   CHANGE MANAGER(S)

The Change Manager(s) act(s) as the focal point for the Change Management process. They own the overall responsibility for the successful implementation of Changes in the supported IT Environment. Customer's Change Manager and an HP-OMS Change Manager are to be assigned. They must closely interface with one another and act as one when dealing with the other contributors. They must decide together on the priority and the category of the Changes as well as on the composition of the Change Advisory Board (CAB) and the deliverable prerequisites to the CAB meeting. The Change Manager(s) participate(s) in all CAB meetings or respectively send delegates. The Customer's Change Manager and the HP-OMS Change Manager represent a very strong link between Customer and HP-OMS. They are the central interface between the outsourcing partners regarding all Changes to the IT infrastructure, their supporting processes and the corresponding documentation. All decisions must be made in consensus. In the event consent cannot be achieved repeatedly, the situation will need to be escalated.

8.1.1.1 HP-OMS CHANGE MANAGER

HP-OMS Customer Change Manager ensures that all aspects of each Change comply with the HP-OMS IT Risk Management (HP-OMS ITRM) security policies. ITRM requires a security review for every Change to an IT Environment operated and/or managed by HP-OMS Operations.

8.1.1.2 CUSTOMER CHANGE MANAGER

The Customer's Change Manager represents the Customer's responsibilities in the Change Management Process. This person is responsible for working closely with the HP-OMS Change Manager in order to assure complete Customer involvement.


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8.1.2   CHANGE ADVISORY BOARD (CAB)

The Change Advisory Board (CAB) is a council to discuss and approve Changes prior to their introduction to the live environment. The Change Manager(s) call CAB meetings at least on a weekly basis in Israel. Additional CAB meetings may occur on a case by case basis either in Israel or at the applicable Customer Site, according to the Changes to be assessed. The procedure is open to define categories of Changes with dedicated CAB members for each specific Change category. Categories might be initially defined or introduced later by the Change Manager(s) and approved by the members of the assigned CAB. The members of the CAB can be either fixed for all Changes or categories of Changes or they vary depending on the Changes to be assessed. The Change Manager(s) should always be a member of the CAB. For Minor Changes, the Change Manager(s) may be the sole members of the CAB and approve Changes quickly and without overhead. CAB meetings shall be face to face meetings, unless otherwise approved by the Customer Change Manager, in which case the applicable CAB meetings may be planned and executed as phone conferences, email circulation or whatever else is appropriate and efficient. The composition of the CAB as well as the definition of the CAB meeting is within the responsibility of the Change Manager(s). The objective is to efficiently assess and approve Changes as extensively as needed for secure systems operation but also as quickly as possible in order to avoid risks without slowing down the Change process. To this end it is crucial for the Change Manager(s) to define the CAB with a minimal but sufficient set of approvers for the particular Change / Change category.

8.1.3   CHANGE REQUESTER

The initiator of any Change to the IT Environment is the Change Requester. This person initiates the Change, and provides a clear description of the goals and objectives for the Change. The Change Requester fills out the Request for Change
(RFC) Form. On behalf of the Customer side, only the personnel listed in the Customer Contact list described in Appendix A (CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR CALL HP-OMS), are allowed to initiate Changes. Customer may change the Customer Contact List upon written notice to HP-OMS. From HP-OMS, the Project Manager or the HP-OMS Personnel working at the applicable Customer Site are allowed to initiate a Change request. Emergency Changes by definition have to be introduced via Incident Management, according to SECTION 5 herein.

8.1.4   CHANGE SUPERVISOR

The Change Supervisor is an HP-OMS Personnel responsible for leading, managing and supervising the progress and execution of a given Change as assigned by the HP-OMS's and Customer's Change Manager).


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Activities include (where assigned):

    o Acting as lead planner - assigned according to the work on the planning side to prepare a successful implementation of a Change.

    o Accuracy and completeness of Change documentation for a given Change, including Change description, Change classification, implementation plan, risk and impact assessment, risk/benefits comments, test plan, backup plan, communication plan, billing requirements , Change schedule & resource information.

    o Leading and coordinating the deployment of the Change; including resource planning, scheduling, build & test, release to production and monitoring.

    o Taking part in the Change review and definition of follow up actions and close successful Changes.

The person in the Change supervisor role is a function of the type and scope of each given Change. It is common for the Change supervisor to be one of a small group a technical leads associated with a given Customer account.

8.1.5  CHANGE TESTER(S)

Subject matter experts who conduct testing and document test outcomes for a given Change.

The Change tester executes tests defined in the test plan and documents test results. The Change tester has the necessary technical expertise to identify flaws and shortcomings in the implementation and test plan as well as to evaluate appropriately the outcome of the tests conducted. A Change tester documents and immediately reports any newly identified risk to the Change Supervisor.

8.1.6   CHANGE COORDINATOR

The Change Coordinator is an HP-OMS Personnel responsible for coordinating and administrating the execution of a given Change as assigned by the HP-OMS's.

Activities include (where assigned):

    o  Meeting schedule and coordination
    o  Minuets of Meetings
    o  Schedule, coordinate and locate the CAB weekly meeting
    o  Verify the closing of RFC form on HP-OMS information system

8.1.7   CHANGE IMPLEMENTER(S)

Subject matter experts who perform and document progress and outcome of tasks defined in the implementation plan for a given Change.


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The implementer has the necessary technical expertise to identify flaws and shortcomings in the implementation plan as well as appropriately react following the back out plan (or escalation) on implementation failure. The Change implementer is also in charge of conducting the production acceptance testing as defined in the test plan. A Change implementer documents and immediately reports any newly identified risk to the Change supervisor.

8.2     CHANGE CATEGORIES

A Change is always applied within one of the following Change categories where all Changes follow the Change Management Process:

TABLE 8: CHANGE CATEGORIES

                                                          # OF      INFLUENCE ON       APPROVAL
CATEGORY                    DESCRIPTION                   SITES     BUSINESS PROCESS   OF
-----------------       -----------------------------     --------- ----------------   ---------
Minor Change            Change that affects               One       No                  CAB
                        only one site, with no                      influence
                        influence on the daily
                        business processes.
Medium                  Change that affects               One or    Little              CAB
Change                  one or more sites, with           more      influence
                        little influence on the
                        daily business
                        processes.

Major Change            Change that affects               More      Influence           CAB
                        more then one site,               than one
                        with influence on the
                        daily business
                        processes. Any side
                        may not implement this
                        Change without prior
                        approval from the CAB,
                        in writing

Commercial              Change has major                  More      Influence           Stirring
 Change                 commercial affects on             than one                      Committee
                        this agreement and/or
                        has major affects on
                        the business processes
                        of either sides

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
                                                         # OF      INFLUENCE ON       APPROVAL
CATEGORY                    DESCRIPTION                   SITES     BUSINESS PROCESS   OF
-----------------       -----------------------------     --------- ----------------   ---------
Emergency               Minor Change or                   One or    No or little       Country
Change without          Medium Change                     more      Influence          Manager
extra cost to           required on an                                                 or
Customer                emergency basis that                                           Customer
                        affects one or more                                            Project
                        sites and is essential for                                     Manager.
                        a resolution of a serious                                      Written
                        problem in the IT                                              Report will
                        Environment. In such be                                        to CAB.
                        case HP-OMS may submitted
                        implement the Change afterwards
                        without Customer
                        approval, provided
                        that the Change is
                        reported to Customer
                        promptly after such
                        implementation.

Emergency               Minor Change or                   One or    No or little       Country
Change with             Medium Change                     more      Influence          Manager
extra cost to           required on an                                                 or
Customer                emergency basis that                                           Customer
                        affects one or more                                            Project
                        sites and is essential for                                     Manager.
                        a resolution of a                                              Written
                        serious problem in the IT                                      report will
                        Environment. HP-OMS be                                         afterwards
                        should get prior submitted                                     to CAB.
                        approval from the
                        Customer Project
                        Manager or the
                        manager of the
                        applicable Customer
                        Site, in writing. In such
                        case HP-OMS may implement
                        the Change without
                        Customer approval,
                        provided that the Change is
                        reported to Customer
                        promptly after such
                        implementation.


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The above-mentioned Change categories are defined from an operations point of view and such Changes may also impact pricing, provided that the Change is a request for services, Hardware or Software, which are out of the scope of the Services, or request for change to the Service Levels in accordance with Appendix A of Exhibit E (Bandwidth Pricing).

The following Sections summarize responsibilities at the task level for Change Management of the Customer IT Environment.

HP-OMS RESPONSIBILITIES

    o  Own all Change requests initiated by HP-OMS Personnel
    o Prepare a detailed technical proposal for the Change request, the cost and the cost implications on the Target Price.
    o Review, approve, respond to and perform Change requests following the Change Management Process within the Service Boundaries.

CUSTOMER RESPONSIBILITIES

    o  Own all Change requests initiated by the Customer
    o  Generating/forwarding RFCs to HP-OMS when needed
    o Consider HP-OMS's recommendations on Change requests which directly impact the Service Levels.
    o  Approve Change requests in accordance with TABLE 8.


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8.3 PROCESS DESCRIPTION

After a party submits a Change Request Form (in the form set out in Appendix F herein), the Change Managers shall first categorize the Change and then determine whether the proposed Change is within or outside the scope of the Services. To the extent a Change requires the performance of services, which are within the scope of the Services, HP-OMS shall provide the Change at no additional fee or cost payable by Customer. The Change should be approved according to the definitions in the hange Category TABLE NO 8. To the extent that a Change requires the performance of services, which are outside the scope of the Services, the following shall apply:

8.3.1 ADDING OR REMOVING A CUSTOMER SITE

In the event that Customer adds or removes a Customer Site, the Change will be categorized as a Minor Change. The Target Price will be updated according to the mechanism set out in Exhibit E, Appendix A, Section [1.1] (USER INCREASE/DECREASE AT CUSTOMER SITES). HP-OMS will prepare a written detailed proposal for a one-time only fee, which will include all fees for the relevant work, Software licenses and Hardware to be provided, in accordance with Exhibit E, Appendix A (Bandwidth Pricing).

8.3.2 ADDING OR REMOVING A SYSTEM

In the event that Customer adds or removes a System, the Change will be categorized by the Change Managers of both parties.

With Minor Changes, the Target Price will not be updated. HP-OMS will prepare a written detailed proposal for a one-time only fee. The fees for the relevant services will be based on the Bank of Work Hours rates set out in Exhibit E.

With Medium Changes, the Target Price may be updated. HP-OMS will prepare a written detailed proposal for the change of the Target Price and a one-time only fee. The fees for the relevant services will be based on the Bank of Work Hours rates set out in Exhibit E.

With Major Changes, HP-OMS will prepare a Request for Information (RFI) and/or a Request for Proposal (RFP). Then HP-OMS will issue a proposal for both the change to the Target Price and a one-time only fee.

In all cases, the Customer may consider the proposals of third party suppliers, however HP-OMS will have the rights set out in the AGREEMENT, SECTION 11.3 (CUSTOMER RIGHT TO USE CUSTOMER CONTRACTS).


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8.3.3 CHANGING SERVICE LEVEL

In the event one of the parties submits a request to change a Service Level, the Change will be categorized as Commercial Change. The Stirring Committee will discuss the issue and HP-OMS will prepare a written document of the impact of such Change on the Target Price and/or a one-time only fee, according to the process defined in EXHIBIT C SECTION 1.7 (ADDTIONS, MODOFICTIONS AND DELTIONS OF CRITICAL SERVICE LEVELS).

8.3.4 INTRODUCING OR ELIMINATING A SERVICE

In the event of the introduction of a new service or the elimination of an existing Service, the Change will be categorized by the Change Managers of both parties and then they will define the Service Measures.

The parties may not categorize the introduction of a new service or the elimination of an existing Service as a Minor Change.

With Medium Changes, the Target Price may be adjusted (upwards or downwards). HP-OMS will prepare a written detailed proposal for the change of the Target Price and a one-time only fee (in the case of the introduction of a new service. The services fee will be based on the Bank of Work Hours rates set out in Exhibit E.

With Major Changes, HP-OMS will prepare a Request for Information (RFI) and/or a Request for Proposal (RFP). Then HP-OMS will issue a proposal for both the change to the Target Price (upward or downward) and a one-time only fee (in the case of the introduction of a new service.

In all cases, the Customer may consider the proposals of third party suppliers, however HP-OMS will have the rights set out in the AGREEMENT, SECTION 11.3 (CUSTOMER RITGHTS TO USE CUSTOMER CONTRACTS).


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8.3.5 EMERGENCY CHANGE

In the event of an Emergency Change, HP-OMS, as soon as possible and on an emergency basis, will provide Customer with a firm estimate of the services to be performed; the Customer will review, consider, negotiate, and/or agree to such proposal.

If agreed, the (a) one-time only fee for such services will be calculated based on the actual hours performed by HP-OMS, chargeable at the Bank of Work Hour rates; and (b) HP-OMS shall not perform services in connection with such Emergency Change, which are chargeable in excess of the estimated fees, without obtaining Customer's prior written consent thereto.

With Emergency Changes that are Minor Changes, the Target Price will not be updated.

With Emergency Changes that are Medium Changes, HP-OMS will prepare a written detailed proposal for the change to the Target Price. If the Customer does not approve such change, the issue will be transferred to the CAB on an emergency basis in a time frame of 4 hours. If the CAB does not approve such change, Customer may request and HP-OMS shall perform the proposed services to address the Emergency Change, with the dispute to be resolved in accordance with AGREEMENT, SECTION 21.7 (DISPUTE RESOLUTION PROCESS).


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8.3.6 PROCESS FLOW CHART

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APPENDIX A: CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR CALL HP-OMS

The following list of people is authorized to initiate emergency escalation process (as describe in SECTION 5.9 (EMERGENCY ESCALATION PROCESS herein), call directly to HP-OMS MCC phone or contact HP-OMS Project Manager directly.

    o  Custumer Director of IT
    o  Infrastructure Manager
    o  Division Manager
    o  Country Manager
    o  Customer Executive VP (or above)
    o  Office Manager


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APPENDIX B: PRIVILEGED ACCESS REQUEST FORM
ACCESS TO PRIVILEGED USERS ON MANAGED SERVERS

POLICY

Customer's users, who need access to an administrative account to one of HP-OMS Operations managed systems for their job, will be granted access to it by filling out a Risk acceptance form. The form documents the reason the user needs the access and has to be approved by their manager, and by HP-OMS OSC management. The approval will need to be renewed upon expiration of the Agreement.

HP-OMS' standard policy is that only people in the HP-OMS's Management and Control Center (MCC) have administrative capability on Customer-managed systems. We realize that there are occasions where exceptions have to be made, but we strive to minimize them. We believe this is critical to meet our machine availability and Customer requirements. For these reasons, we have security owners for our systems who are expected to be aware of any changes on their systems and to be involved in any decisions that need to be made regarding these same systems.

If a person needs administrative capability to perform his/her job, we will work with him/her to create a shared-root window like solution. This will give him/her the ability to perform those tasks while minimizing the risk - to either him/her or us - of giving him/her all capabilities without control.

If a person demonstrates an understanding of system administration and/or this person's job requires him/her to perform numerous functions as administrator with time being critical, he/she may be given the ability to become administrator. This is subject to certain rules, and must be compatible with the contract terms and approved by HP-OMS management.

We require that individuals outside of HP-OMS's MCC fill out a Risk Acceptance form, which documents the reason why administrative access is needed and have this form approved by their manager, the Customer IT management and the HP-OMS OSC management.

Access on a permanent basis requires an additional Risk Assessment to be signed by the regional HP Delivery Manager and the regional HP Business Manager, and will be added as an addendum to the outsourcing contract.


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If person needs occasional functions performed as administrator and these functions can be scheduled, we would like to continue to see the requests come to HP-OMS as change request (Request For Change, RFC) and follow the standard change management process. This would include disk changes, kernel parameter changes, etc. The vast majority of requests fit into this category.

PRIVILEGED USERS RISK ACCEPTANCE FORM

[[This chapter should be duplicated for each requested access]]

GENERAL INFORMATION

Name of the user:_______________________________

         [ ] Customer employee.
                Customer Employee ID:
                      Mail Address:                           Phone:
                      Division Name:
                      Group Name:
                      Office Location:
                      Department Name:

                      User's Manager Name:
         [ ] Not a Customer employee.
                      Mail Address:                           Phone:
                      Division Name:
                      Group Name:
                      Office Location:
                      Department Name:

                      User's Manager Name:

User's Manager Customer Employee ID:__________________________

REQUEST INFORMATION

    Requested account name:___________________________________

    Operating System:
         [ ]  Unix    [ ]  NT

    Account requested capabilities or group membership:

                      [ ]  administrator

         [ ]  backup         [ ]  power user           [ ]  users
         [ ]  Other (Please specify):

    Please give the list of machines on which the access is requested:


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    Please outline below why access is necessary on each machine listed above:

    The access will be:

         [ ] Permanent (reviewed at least every month)
         [ ] Temporary until:____________________
         [ ] Shared root window on request

STATEMENT OF RESPONSIBILITY FOR POLICY EXCEPTION

In COMPLIANCE with documenting the risk above, I acknowledge accepting the risk and responsibilities for this special access.

      [X] I will use this capability only for the reasons listed above
      [X] I will manage password control for my user id
      [X] I will follow the risk acceptance renewal process

By signing this form, I accept the responsibility for ensuring adequate controls are in place to safeguard against any security breaches and I agree to follow HP-OMS's policies, procedures, and standards as well as any local policies, procedures, and standards.

I have identified and assessed all risks that apply to this request. I further understand that I am responsible for establishing and maintaining adequate controls and that I will be accountable for security audit results and for notifying HP-OMS of any account ownership and/or Exception request changes.

I will follow the standard change management process, send a RFC to HP-OMS before any major change and notify HP-OMS after any emergency change.

Requested by:______________________________________     Date:________________
             Name/signature: Requestor/Account Owner

Approved by: ______________________________________     Date:________________
             Name/signature: Requester's Manager


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APPENDIX C: SECURITY AUDITS

Internal HP-OMS auditors and HP-OMS Outsourcing Security Staff audit the HP-OMS Outsourcing infrastructure regularly. The results of these audits always remain the confidential property of HP- OMS. HP-OMS shall inform the Customer immediately of any finding that may result in the compromise of the security of the Customer IT Environment. During such audits, the HP-OMS auditors may access Customer's IT Environment, to verify that the security policies are observed and enforced by HP-OMS personnel, but in any case the auditors will not retain any Customer Confidential Information. Any audit of Customer's IT Environment shall be subject to the same prerequisites which must be fulfilled by Customer in the case of a Customer audit of HP-OMS, as set out below.

Customer may conduct security audits of the relevant HP-OMS environment in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS), provided the following pre-requisites are performed:

    2. A 24-month Non Disclosure Agreement (NDA) signed between HP-OMS and Customer's independent auditors.
    3. Notice of the upcoming audit must be provided a minimum of 10 working days prior to the audit and cannot be planned during a holiday period.
    4. Subject to the AGREEMENT, SECTION 10.10 (AUDIT RIGHTS), A specific document must be signed between HP-OMS and Customer which represents the contractual agreement between HP-OMS and Customer while running the audit. It describes the roles and responsibilities of parties as well as the terms and conditions which apply during the entire audit.
    5. Formal agreement as a document to kick off the audit according to the definition, the scope and the parameter of the audit as defined. The document is to include the following:
    o  The entity which will be conducting the audit;
    o  The name of the person representing the entity during the audit;
    o  The time period the audit is targeted to take place;
    o  The targeted agenda of the audit;
    o  The objective(s) of the audit;
    o  The methodology used to conduct the audit;
    o  The domain(s) targeted to be audited;
    o  The test(s) that are foreseen by the audit (when targeted)


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    6. One HP-OMS representative is designated to welcome and accompany the audit team throughout the entire audit.

    7. The audit minutes and reports remain Customer's property but are made available to HP-OMS by Customer with the goal to improve the benefit of working with HP- OMS.


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APPENDIX D: HP-OMS ACCEPTABLE USE POLICY

HP-OMS AND CUSTOMER SHALL NOT:

    o Permit the Services to be performed or used in any manner (including, without limitation, transmission, distribution or storage) for any purpose that is (or would be):

         o Illegal or violate good practice, legislative provisions or regulations issued by authorities
         o Contrary to the instructions on good practice followed in marketing (e.g., fraudulent or misleading),
         o Obscene (as defined by legislative provisions or regulations issued by authorities in the country where the service is provided), harassing or distressing (including so-called SPAM mass deliveries),
         o Disruptive of or harmful to Network resources or any connected equipment resources
         o An unauthorized use, access or monitoring of any host, any Network or other network device, or any other breach of any security measure.

EXAMPLES

Without limiting the foregoing undertaking or attempting to undertake any of the conduct in the following non-exclusive list which is deemed to violate the Acceptable Use Policy:

    o Alteration of source of data in violation of good practice (causing origination of malformed data or network traffic);
    o Engaging in pyramid or ponzi schemes, impersonations or misrepresentations which violate instructions on good practice followed by marketing;
    o  Identity theft;
    o Hacking or scamming (unauthorized use of non-Customer accounts or resources, scamming, stealing or tricking the release of passwords, etc.) in violation of legislative provisions or regulations issued by authorities;

Distribution of harmful code such as computer viruses, worms and trap doors which cause interference with the Network, network traffic or other users;


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APPENDIX E: REASONABLE REQUEST TO REPACE KEY PERSONNEL, SECURITY OR
  COMMUNICATION SUPPLIERS CONTRACTORS

    Customer will have the right to initiate a process to change HP-OMS Key Personnel, security personnel or communication vendors in accordance to the following events:

    o In the event that Customer concludes that a member of HP OMS's Key Personnel has behaved improperly, or in the event that Customer concludes that a member of HP- OMS's Key Personnel has continuously shown insufficient level of proficiency, Customer may notify same to HP-OMS with a detailed description of said member's misbehavior, or non proficiency. HP-OMS shall conduct, upon receipt of such notification, a hearing to such member and if it finds Customer's allegations to be true, it shall allow such member to present a 30 days improvement plan. If the Key Personnel did not make an improvement 90 days after such allegations been originally submitted by the Customer, HP-OMS shall act in order to replace said personnel with another one.

    o In the event that Customer concludes that HP-OMS's communication vendor or security personnel have failed to comply with their Service obligations with respect to HP-OMS SLA commitment, Customer may notify same to HP-OMS with a detailed description of said failures. HP-OMS shall conduct, upon receipt of such notification, an investigation for such complains. If found true, HP-OMS will allow such vendor/subcontractor 30 days to provide HP-OMS and the Customer with an improvement plan. If the vendor/ personnel did not show an improvement process implementation 90 days after such allegations been originally submitted by the Customer, HP-OMS shall act in order to replace said vendor/ personnel with another one.


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APPENDIX F: CHANGE REQUEST FORM

ORDER FOR SERVICES PURSUANT TO CHANGE MANAGEMENT PROCESS

This Order for Change Request services is issued pursuant to the Master Service Level Agreement between TECHNOMATIX LTD ("Customer") and HP-OMS-COMPAQ (ISRAEL) LTD ("HP-OMS"), dated ________________, 2003 (the "Agreement"), and except as otherwise expressly stated below, incorporates the terms and conditions of the Agreement. All capitalized terms not otherwise defined in this Order shall have the meanings set out in the Agreement.

The following form (RFC) will be used as reference for information system for Change Management process that will be implemented by HP-OMS.

DATE:                        _______________________



CHANGE REQUEST NO:

CHANGE REQUESTER:

CUSTOMER CHANGE MANAGER:     _______________________

HP-OMS CHANGE MANAGER:       _______________________

CHANGE TYPE:  Minor
              Medium
              Major
              Emergency

INITIATED BY INCIDENT NO:

INCIDENT DATE:

IMPACTED SERVICES:

POSSIBLE RISK:
DESCRIPTION OF THE CHANGE REQUEST
THE CHANGE IS IN OR OUT OF SCOPE?

FEES/PAYMENT TERMS:


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SPECIAL TERMS AND CONDITIONS

SIGNED FOR AND ON BEHALF OF            SIGNED FOR AND ON BEHALF OF

TECNOMATIX LTD                         [HP-OMS (ISRAEL) LTD]


By: _________________________          By: _________________________

Name: _______________________          Name: _______________________

Title:_______________________          Title:_______________________

Date: _______________________          Date: _______________________



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APPENDIX G - EMERGENCY ESCALATION PROCESS PHONE NUMBERS

HP-OMS will provide the Customer with 2 emergency contact details:

         HP-OMS Key Personnel
         Name:
         Title:
         Phone Number:

         MCC (Monitor & Control Center) 24/7 technical emergency phone number:
+972-9-______________


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APPENDIX H: REPORTS

    WEEKLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites
    o  Class classification per priority
    o  Top 3 most common service categories
    o  Miss commit service tickets:
          o  Total number of tickets with missed tickets percentages
          o  Missed SLA tickets per service
    o  Number of IMAC requests
    o  Backload tickets - Tickets that remain unsolved from the last week
    o  Average Time to close a ticket by priority
    o Overall ticket report by priority (display the total number of tickets per priority and the resolution time for those tickets on the same graph)

    MONTHLY REPORTS:
    o  Total number of service tickets for period
    o  Calls per sites
    o  Top end-users with most calls
    o  Top 3 most common service category
    o  Service incidents trends
    o  Number of IMAC requests
    o  Average Time to close a ticket by priority
    o  Miss commit service tickets:
          o  Total number of tickets with missed tickets percentages
          o  Missed SLA tickets per service

    QUARTERLY/ANNUALLY REPORTS:

    o  Quarterly service incidents trends:
          o  Availability trends
          o Time to resolve trends
          o  Number of end-users per number of tickets
          o  Number of users trend
    o  IMAC requests compared to HP-OMS commitment
      Total SLA commitment for credit_________________________


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